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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 Schedule 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             O'Sullivan Corporation
                           (Name of Subject Company)

                             O'Sullivan Corporation
                       (Name of Persons Filing Statement)

                               ----------------

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   688605104
                     (CUSIP Number of Class of Securities)

                               ----------------

                                John S. Campbell
                     President and Chief Executive Officer
                             O'Sullivan Corporation
                               1944 Valley Avenue
                           Winchester, Virginia 22601
                                 (540) 667-6666
           (Name, Address and Telephone Number of Persons Authorized
    to Receive Notices and Communications on Behalf of the Person(s) Filing
                                   Statement)

                               ----------------

                                    Copy to:

                          Joseph C. Carter, III, Esq.
                      McGuire, Woods, Battle & Boothe LLP
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                                 (804) 775-1000

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Item 1. Security and Subject Company.

  The name of the subject company is O'Sullivan Corporation, a Virginia corporation (the "Company"), and the address of the principal executive offices of the Company is 1944 Valley Avenue, Winchester, Virginia 22601. The title of the class of equity securities to which this solicitation/recommendation statement (the "Statement") relates is the common stock, par value $1.00 per share (the "Common Stock"), of the Company.

Item 2. Tender Offer of the Bidder.

  This Statement relates to the tender offer by TGC Acquisition Corporation, a Virginia corporation (the "Purchaser") and a wholly owned subsidiary of The Geon Company, a Delaware corporation ("Geon"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 8, 1999 (the "Schedule 14D-1"), to purchase all of the outstanding shares of Common Stock (the "Shares") at a price of $12.25 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated June 8, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"). The Offer is scheduled to expire at 12:00 midnight (Eastern Daylight Savings Time) on July 7, 1999, unless extended in accordance with applicable law and the terms of the Merger Agreement (as hereinafter defined).

  The Offer is made pursuant to an Agreement and Plan of Merger dated as of June 2, 1999 (the "Merger Agreement") among Geon, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all remaining conditions to the Merger, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation.

  As set forth in the Schedule 14D-1, each of the Purchaser and Geon has its principal executive offices at One Geon Center, Avon Lake, Ohio 44012.

Item 3. Identity and Background.

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

  The Company has historically purchased mass suspension PVC resin and dispersion PVC resin from Geon. During its past three fiscal years, the Company has purchased between approximately $11-13 million of such resins per year from Geon. As of April 30, 1999, more than 95% of such purchases, consisting solely of mass suspension PVC resin purchases, will be made from Oxy Vinyls, L.P., a joint venture in which Geon has a 24% ownership interest.

  Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Proxy Statement dated March 26, 1999 relating to its 1999 annual meeting of shareholders (the "1999 Proxy Statement"). A copy of the 1999 Proxy Statement is attached hereto as exhibit (a) and the portions thereof referred to above are incorporated herein by reference. Reference is also made to
Schedule I of this Statement for additional information in response to this Item.

Limitation of Liability

  The Company's Amended and Restated Articles of Incorporation, as amended (the "Articles"), require indemnification of each person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that he is serving as a director or officer of any legal entity or a position held by a director, officer or employee of such legal entity serving at the Company's request in any capacity relating to the establishment, administration or termination of an employee benefit plan which, under any federal or state law

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regulating or pertaining to such plan, does or might constitute him a fiduciary with respect to such plan, against expenses (including attorneys' fees and costs of investigation and litigation), judgments, fines and amounts paid in settlement actual and reasonably incurred by him in connection with any such proceeding unless (i) such person has been guilty of gross negligence or willful misconduct in the performance of the duties of his office, or services rendered in his qualified position, or (ii) in the case of a criminal proceeding, such person had reasonable cause to believe that his conduct was unlawful.

  In addition, the Articles authorize the Company's Board of Directors to cause the Company to indemnify, or agree to indemnify in advance, to the same extent any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that he is serving in any capacity with respect to the Company or with respect to any other legal entity at the request of the Company.

Merger Agreement

  The following is a summary of certain provisions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as exhibit (b).

  The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may modify the terms of the Offer, except that, without the consent of the Company, the Purchaser will not reduce the Offer Price, reduce the number of Shares sought in the Offer, waive the condition that there be validly tendered and not properly withdrawn prior to expiration of the Offer a number of shares equal to at least 70% of the outstanding Shares calculated on a fully diluted basis (the "Minimum Condition"), change the form of consideration payable in the Offer, or modify or add to the conditions of the Offer. In addition, the Offer may not be extended beyond any scheduled expiration date unless any of the conditions to the Offer have not been satisfied; provided, however, (i) even if the conditions to the Offer have not been satisfied, the Offer may not be extended beyond the three month anniversary of the date of commencement of the Offer and (ii) if the conditions to the Offer have been satisfied, then the offer may be extended for an additional five business days so long as at the time of such extension, all conditions to Purchaser's obligations to purchase Shares pursuant to the Offer are irrevocably waived.

  The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with the Virginia Stock Corporation Act (the "VSCA"), the Purchaser shall be merged with and into the Company (the "Merger"). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

  The Merger Agreement provides that at the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares which are held by the Company as treasury shares or otherwise or, directly or indirectly, by Geon or any direct or indirect subsidiary of Geon (including Purchaser)) shall be converted into the right to receive $12.25 cash per Share, without interest (the "Merger Consideration").

  Pursuant to the Merger Agreement, each issued and outstanding share of common stock, par value $1.00 per share, of the Purchaser shall be converted into one fully paid and non-assessable share of common stock, $1.00 par value, of the Surviving Corporation.

  The Company's Board of Directors. The Merger Agreement provides that, promptly upon the acceptance for payment, and payment by the Purchaser, in accordance with the Offer for at least 70% of the outstanding Shares (on a fully diluted basis), the Purchaser will be entitled to designate such number of directors on the Board of Directors of the Company, rounded up to the next whole number, as will give the Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), representation on such Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares so accepted for payment and paid for or otherwise acquired or owned by the Purchaser or Geon bears to the number of Shares outstanding and the Company and its Board of Directors shall, at such time, take any and all such action needed to cause the

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Purchaser's designees to be appointed to the Company's Board of Directors
(including to cause directors to resign). At all times before the Effective Time, Geon, the Purchaser and the Company shall use their reasonable efforts to ensure that at least two members of the Company's Board of Directors, as constituted on the date of the Merger Agreement, remain on the Company's Board of Directors, except to the extent that no such individuals or their appointees agree to serve as directors (the "Continuing Directors"). In the event that one or more Continuing Directors resign from the Company's Board of Directors, Geon, the Purchaser and the Company shall permit the remaining, or in the case of the resignation of all Continuing Directors, the resigning, Continuing Director or Continuing Directors to appoint his or their successors in his or their reasonable discretion. In addition, the Company will, if requested by Geon or the Purchaser, use its reasonable efforts to cause persons designated by the Purchaser to constitute the same percentage of each committee of the Company's Board of Directors, each board of directors of each subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such persons). In furtherance of the foregoing, the Company has agreed to increase the size of the Company's Board of Directors, or use its reasonable efforts to secure resignations of directors, or both, to permit the Purchaser's designees to be elected to the Company's Board of Directors.

  Stockholders Meeting. Pursuant to the Merger Agreement, the Company, through its Board of Directors, will, if required by applicable law or the Articles in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of voting upon the Merger Agreement and the Merger. The Merger Agreement provides that the Company will, if required by applicable law or the Articles in order to consummate the Merger, prepare and file with the Securities and Exchange Commission (the "Commission") a preliminary proxy/information statement relating to the Merger and the Merger Agreement and use (i) its best efforts to respond to the comments of the Commission in connection therewith and cause a definitive proxy/information statement (the "Proxy/Information Statement") to be mailed to its stockholders and (ii) its reasonable efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. If the Purchaser acquires at least 70% of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. The Company has agreed, subject to the limitations described below under the heading "No Solicitation," to include in the Proxy/Information Statement the recommendation of the Board of Directors that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

  Interim Operations. In the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or agreed to in advance by Geon in writing, prior to the closing of the Merger, the business of the Company and its subsidiaries shall be conducted only according to their ordinary and usual course of business and consistent with past practice, and that they will use their reasonable best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients and others having business relationships with them. In addition, each of the Company and its subsidiaries will not (i) make any change in or amendment to its articles of incorporation or by-laws (or comparable governing documents); (ii) issue or sell any shares of its capital stock (other than in connection with the exercise of Options (as hereinafter defined) outstanding on the date of the Merger Agreement) or any of its other securities, or issue any securities convertible into, or options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any of its other securities, or make any other changes in its capital structure; (iii) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries; (iv) except for regular quarterly dividends, declare, pay, set aside or make any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, any shares of its capital stock; (v) enter into any contract or commitment with respect to capital expenditures in excess of $1,000,000 or enter into any other material contract except contracts in the ordinary course of business, it being understood that the Company shall be permitted to make all capital expenditures contemplated in its 1999 capital expenditure budget, (vi) release or relinquish any material contract rights other than in the ordinary course of business; (vii) adopt, enter into or amend in any material respect any employee or non-employee benefit plan or

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program, employment agreement, severance agreement, stay-in-place bonus agreement, license agreement or retirement agreement, or, except in the ordinary course of business and consistent with past practice or except as required under any employee plan, contract, agreement or arrangement listed on the disclosure letter to the Merger Agreement, pay or commit to pay any bonus or contingent or other extraordinary compensation to any employee or director or increase in any manner the compensation or fringe benefits payable to any employee or director; (viii) merge, consolidate or enter into a share exchange with any other person, acquire a material amount of capital stock or assets of any other person, or sell, lease, license, mortgage, pledge or otherwise dispose of a material amount of assets to any other person, except for the purchase or sale of inventory in the ordinary course of business, consistent, in all material respects, with past practice; (ix) other than in the ordinary course of business, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any lien, any assets or incur or modify any indebtedness or other liability or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for the obligations of any person; (x) agree to the settlement of any material claim or litigation; (xi) make any material tax election or settle or comprise any material tax liability; (xii) make any material change in its method of accounting or (xiii) agree, in writing or otherwise, to take any of the foregoing actions.

  No Solicitation. In the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries or affiliates will, directly or indirectly, take (and the Company will not authorize or permit its or its subsidiaries officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates, to so take) any action to (i) solicit, initiate, encourage or take any other action to facilitate the submission of any proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any of its subsidiaries (other than inventory in the ordinary course of business) or of over 20% of any class of equity securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person beneficially owning more than 20% of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company and taken as a whole its subsidiaries (an "Acquisition Proposal"), or (ii) participate in any way in discussions or negotiations with, or, furnish any information, (whether public or nonpublic) to any person (other than Geon or the Purchaser) in connection with an Acquisition Proposal; provided, however, that the Company may take any action described in clause (ii) above, if (A) such action is taken in connection with an unsolicited Acquisition Proposal, (B) the Board of Directors believes in its good faith judgment (based on the advice of its financial and legal advisors) that failing to take such action would constitute a breach of its fiduciary duties and (C) in the case of the disclosure of nonpublic information relating to the Company in connection with an Acquisition Proposal, the disclosure of such information is covered by a confidentiality agreement that provides substantially the same protection to the Company as is afforded by the confidentiality agreement executed by Geon. In addition, neither the Board of Directors of the Company nor any committee thereof will withdraw or modify in a manner adverse to Geon or Purchaser the approval and recommendation of the Offer and the Merger Agreement or approve or recommend any Acquisition Proposal, provided that the Board of Directors of the Company or any committee thereof may, prior to the acceptance for payment of Shares pursuant to the Offer, recommend to its stockholders an unsolicited Acquisition Proposal and in connection therewith withdraw or modify its approval or recommendation of the Offer or the Merger if (i) the Board of Directors of the Company has determined in its good faith judgment (based on the advice of its financial and legal advisors) that the unsolicited Acquisition Proposal is more favorable to the Company and its stockholders than the transactions contemplated by the Merger Agreement (a "Superior Proposal") and (ii) simultaneously with such withdrawal, modification or recommendation, the Company terminates the Merger Agreement and pays within two business days thereof to Geon the break-up fee. The parties have agreed in the Merger Agreement that for purposes of the non-solicitation provision any actions taken by the Company or its subsidiaries or their officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates prior to the date of the Merger Agreement in soliciting, encouraging, initiating, facilitating or participating in any discussions relating to any Acquisition Proposal shall not be construed to render an Acquisition Proposal received after the date hereof a solicited Acquisition Proposal. The Company has agreed to promptly notify Geon orally and in writing of any Acquisition Proposal or any inquiries

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with respect thereto. Any such written notification will include the identity of the Person making such inquiry or Acquisition Proposal and a description of the material terms of such Acquisition Proposal (or the nature of the inquiry) and will indicate whether the Company is providing or intends to provide the Person making the Acquisition Proposal with access to nonpublic information relating to the Company or any of its subsidiaries. The Company will, to the extent reasonably practicable, also promptly inform Geon of any material change in the details (including amendments or proposed amendments) of any such request or Acquisition Proposal. In the event that the Board of Directors of the Company determines that an Acquisition Proposal is a Superior Proposal and desires to terminate the Merger Agreement, it will give Geon written notice of its intention to terminate the Merger Agreement no later than three business days in advance of any date that it intends to terminate the Merger Agreement. During that three business day period, Geon will have the right, by giving written notice to the Company, to match the terms of such Superior Proposal. If Geon notifies the Company within such three business day period that it agrees to match the terms of the Superior Proposal, the Company will forthwith cease any discussion with the person making the Superior Proposal and Geon and the Company will promptly incorporate the terms of the Superior Proposal in the Merger Agreement.

  Directors' and Officers' Insurance and Indemnification. The Merger Agreement provides that the articles of incorporation and by-laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Articles and by-laws on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company ("Indemnified Parties"), unless such modification is required by law.

  The Merger Agreement provides that Geon shall either (i) maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy for a period of six years after the Effective Time, except that the Company may substitute for such Company policies, policies with at least the same coverage containing terms no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time, provided that in no event shall Geon be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance and that if the annual premiums of such insurance coverage exceed that amount, Geon shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount and to give prompt written notice of any reduction in the amount or scope of coverage resulting therefrom to the directors and officers affected thereby, or (ii) cause Geon's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy.

  In the Merger Agreement, Geon has agreed, from and after the date of purchase of Shares pursuant to the Offer, to indemnify all Indemnified Parties to the fullest extent permitted by applicable law, including, subject to certain limitations, indemnification for reasonable legal and other expenses, with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of its subsidiaries, or as trustees or fiduciaries of any plan for the benefit of employees, or otherwise on behalf of, the Company or any of its subsidiaries, occurring prior to the Effective Time including, without limitation, the transactions contemplated by the Merger Agreement. If such indemnity will not be available with respect to any Indemnified Party, then the Company and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

  Compensation and Benefits. Pursuant to the Merger Agreement, Geon has agreed that, during the period commencing at the Effective Time and ending on the second anniversary thereof, the employees (and former employees) of the Company and its subsidiaries will continue to be provided with employee benefits and benefit plans no less favorable than those in the aggregate provided by the Company and its subsidiaries as of the Effective Time. Geon will, and will cause the Surviving Corporation to, honor employee (or former employee)

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benefit obligations and contractual rights existing as of the Effective Time and all employment, incentive and deferred compensation or severance agreements, plans or policies adopted by the Board of Directors of the Company (or any committee or subcommittee thereof) prior to the date hereof in accordance with their terms, in each case to the extent disclosed in the disclosure letter to the Merger Agreement. Geon will provide employees of the Company and its subsidiaries with credit for service with the Company or any of its subsidiaries or predecessors prior to the Effective Time for purposes of determining eligibility to participate, vesting, benefits and benefit accrual under any employee benefit plans of Geon or its subsidiaries. Employees of the Company and its subsidiaries shall not be subject to pre-existing condition limitations, proof of insurability requirements, or any similar conditions or requirements under health benefit plans maintained by Geon or its subsidiaries that would delay commencement of an employee's participation in or limit an employee's level of coverage under, any of the health benefit plans of Geon or its subsidiaries. As a result of the action taken by the Board of Directors which eliminated the requirement under the Trust Agreement for O'Sullivan Corporation Salary Continuation Agreements dated as of November 18, 1997, as amended (the "Salary Continuation Agreements Trust") that the Salary Continuation Agreements Trust be fully funded for all current benefit obligations upon a change of control of the Company, the Surviving Corporation shall assume and fully discharge, and Geon shall guarantee the performance of, all obligations of the Company (and the Surviving Corporation) under the salary continuation agreements listed on Appendix A of the Salary Continuation Agreements Trust (the "Salary Continuation Agreements"). In addition, the Company, Geon and its subsidiaries (including the Surviving Corporation) have agreed in the Merger Agreement not to amend or terminate any one of the Salary Continuation Agreements at any time, to continue to make sufficient cash deposits into the Salary Continuation Agreements Trust to permit the trustee to pay all premiums required to be paid pursuant to life insurance contracts held in the Salary Continuation Agreements Trust and to not, directly or indirectly, take any action that would in any way diminish or reduce the cash surrender value of such life insurance contracts (including, but not limited to, borrowing against the cash surrender value of the life insurance contracts).

  Stock Options. Each outstanding stock option to purchase Common Stock (the "Options") heretofore granted under the Company's 1995 Stock Option Plan, 1995 Outside Directors Stock Option Plan or 1985 Incentive Stock Option Plan or any other employee, director or other stock option plan now or formerly maintained by the Company (collectively, the "Option Plans") whether or not vested or exercisable, shall be deemed to be cancelled immediately prior to the Effective Time and shall no longer be exercisable for the purchase of Shares. The holder of each Option shall receive a payment in cash (subject to any applicable withholding taxes) at the Effective Time (the "Cash Payment") equal to the product of (x) the total number of Shares subject to such Option, whether or not then vested or exercisable, and (y) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Option. Such Cash Payment will be paid to each holder of an outstanding Option at the Effective Time. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee or subcommittee thereof) shall take such further action as may be necessary or appropriate to provide for the cancellation of the Options and payment of the Cash Payment. The Option Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary shall be terminated by the Company effective as of the Effective Time. The Company will take all steps to ensure that neither the Company nor any of its subsidiaries is or will be bound by any Options or other options, warrants, rights or agreements which would entitle any person, other than Geon or its affiliates, to own any capital stock of the Company or any of its subsidiaries or to receive any payment in respect thereof. The Company will use its best efforts to obtain all necessary consents to ensure that as of the Effective Time, the only rights of the holders of Options in respect of such Options will be to receive the Cash Payment in cancellation and settlement thereof.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Geon and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, employee benefit plans, permits, compliance with laws, litigation, tax matters, action with respect to certain state takeover laws, environmental matters, consents and approvals, opinions of financial advisors, undisclosed liabilities, the absence of certain changes with respect to the Company since December 31, 1998, material contracts, real and personal property, intellectual property matters, insurance, inventory and computer software and databases.

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  Confidentiality. The Merger Agreement provides that the information obtained by Geon and the Purchaser pursuant to the Merger Agreement will be subject to the Confidentiality Agreement, dated December 16, 1998, between the Company and Geon (the "Confidentiality Agreement") pursuant to which Geon has agreed, among other things, to keep confidential certain non-public confidential or proprietary information of the Company furnished to Geon by or on behalf of the Company. The Confidentiality Agreement is filed herewith as exhibit (c) and is incorporated herein by reference.

  Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1c under the Exchange Act, pay for any Shares tendered and may terminate or amend the Offer in accordance with the Merger Agreement and may postpone the acceptance of, and payment for, Shares, if (i) the Minimum Condition has not been met, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated or (iii) at any time on or after the date of the Merger Agreement and at or before the expiration date of the Offer (as the same may be extended from time to time) any of the following shall occur:

    (a) any court or domestic government or governmental authority or agency shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree or injunction or other order or the Antitrust Division or the Federal Trade Commission has indicated to Geon and the Company that it may seek to obtain a decree, injunction or other order which (i) makes illegal, materially delays or otherwise directly or indirectly materially restrains or prohibits the Offer or the Merger, (ii) prohibits or materially limits the ownership or operation by Geon or Purchaser of all or any material portion of the business or assets of the Company or compels Geon or Purchaser to dispose of all or any material portion of the business or assets of Geon or Purchaser or the Company, or imposes any limitations on the ability of Geon or Purchaser to conduct its business or own such assets, (iii) imposes limitations on the ability of Geon or Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or Geon on all matters properly presented to the Company's stockholders, (iv) requires divestiture by Geon or Purchaser of any Shares, or (v) otherwise materially adversely affects the business, properties, assets, liabilities, operations, results of operations, condition (financial or otherwise) or prospects (the "Condition") of the Company and its subsidiaries taken as a whole;

    (b) there shall have occurred (i) any general suspension greater than 24 hours of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iv) a declaration of war by the United States having a material adverse effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Offer, or (v) in the case of any of the situations described in clauses (i) through (iii) inclusive existing at the date of commencement of the Offer, a material acceleration or worsening thereof;

    (c) all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be obtained or made by the Company, Parent or Purchaser with or from any governmental or regulatory entity in connection with the execution, delivery and performance of the Merger Agreement, the Offer and the consummation of the transactions contemplated by the Merger Agreement shall not have been made or obtained and such failure could reasonably be expected to have a material adverse effect on the Condition of the Company and any of its subsidiaries, taken as a whole or could be reasonably likely to prevent or materially delay consummation of the transactions contemplated by the Merger Agreement;

    (d) any representation or warranty made by the Company in the Merger Agreement (i) (A) was untrue or incorrect in any material respect when made or (B) has become untrue or incorrect in any material respect and (ii) at the time of termination or amendment remains untrue or incorrect in any material respect;

    (e) there shall have been a breach by the Company of any of its covenants or agreements in any material respect contained in the Merger Agreement;

    (f) the Company's Board of Directors shall have withdrawn, modified or amended in any respect adverse to Geon or Purchaser its recommendation of the Offer or the Merger, or shall have resolved to do so; or

    (g) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, would make it inadvisable to proceed with such acceptance for payment or payment.

  The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser, or may be waived by Purchaser, in whole or in part at any time and from time to time in its sole discretion; provided, however, that, without the consent of the Company, Geon and Purchaser shall not waive the Minimum Condition.

  Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger is subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions: (i) to the extent required by applicable law or the Articles, the Merger Agreement and the Merger shall have been approved and adopted by holders of at least 70% of the Shares in accordance with applicable law (if required by applicable law) and the Company's Articles; (ii) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated; (iii) no preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer or the Merger and the transactions contemplated by the Merger Agreement and which is in effect on the closing date, provided, however, that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered; (iv) no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the Offer or the Merger or has the effect of making the purchase of the Shares illegal; and (v) Purchaser shall have accepted for payment and paid for the Shares tendered pursuant to the Offer. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver of the condition that each of Geon and the Purchaser shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, relating to the composition of the Board of Directors of the Company after the closing of the Offer as set forth in the Merger Agreement and payment for the Shares in the Merger to be performed or complied with by them prior to the closing date.

  Termination; Fees. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company, (a) by mutual written consent of the Company, on the one hand, and of Geon and the Purchaser, on the other hand; (b) by either Geon, on the one hand, or the Company, on the other hand, if any governmental or regulatory agency shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; (c) by either Geon, on the one hand, or the Company, on the other hand, if the Effective Time shall not have occurred within six months after commencement of the Offer unless the Effective Time shall not have occurred because of a material breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Merger Agreement on the part of the party seeking to terminate the Merger Agreement; (d) by Geon, on the one hand, or the Company, on the other hand, if the Offer is terminated or expires in accordance with its terms without Purchaser having purchased any Shares thereunder due to a failure to satisfy any of the conditions of the Offer, unless such termination or expiration has been caused by or results from the failure of the party seeking to terminate the Merger Agreement to perform in any material respect any of its respective covenants or agreements contained in the Merger Agreement; (e) by either Geon, on the one hand, or the Company, on the other hand, if the Board of Directors of the Company determines that an Acquisition Proposal will result in a Superior Proposal and the Board of Directors believes (and has been advised by counsel) that a failure to terminate the Merger Agreement and enter into an agreement to effect such Superior Proposal would constitute a breach of its fiduciary duties; (f) prior to the consummation of the Offer, by the Company, if (i) any of the representations and warranties of Geon or Purchaser contained in the Merger Agreement were untrue or incorrect in any material respect when made or have since become, and at the time of termination remain, incorrect in any material respect, or (ii) Geon or Purchaser shall have breached or failed to comply in any material respect with any of their respective obligations, covenants or agreements under the Merger Agreement, including, without limitation, their obligation to commence the Offer within five business days after the public announcement of the execution of the Merger Agreement; and (g) by the Company, if Geon or the Purchaser have terminated the Offer prior to the closing of the Offer, the Offer is terminated or expires without the Purchaser having purchased any Shares or if the Purchaser or Geon fails to purchase validly tendered Shares in violation of the terms and conditions of the Offer or the Merger Agreement.

  In addition, (i) if the Merger Agreement is terminated by the Company in accordance with paragraph (e) above, (ii) if the Board of Directors of the Company fails to recommend, withdraws, modifies or changes its recommendation of the Offer or the Merger in any respect adverse to Geon or the Purchaser, or has resolved to do so, for any reason other than a breach by Geon or the Purchaser in any material respect of its representations or warranties contained in the Merger Agreement or a failure by Geon or the Purchaser to perform in any material respect any of its covenants or agreements contained in the Merger Agreement; or (iii) if, prior to the purchase of Shares by the Purchaser, the Company violates its obligations under the non-solicitation provision in the Merger Agreement in any material respect and thereafter the Company enters into an agreement to effect a Superior Proposal, then the Company shall pay to Geon in same day funds a fee of $5,000,000, in the case of clause (i), within two business days after the termination of the Merger Agreement, in the case of clause (ii), within two business days after the withdrawal, modification or change of the recommendation and, in the case of clause (iii), within two business days after the execution of an agreement referred to in such clause. Payment of the $5,000,000 fee by the Company shall be Geon's and the Purchaser's exclusive remedy against the Company for any of the matters referred to in clauses (i), (ii) or (iii) above.

Share Tender Agreements

  In connection with the execution of the Merger Agreement, Geon and the Purchaser entered into the Share Tender Agreements with Arthur H. Bryant II, Magalen O. Bryant and John C. O. Bryant (the "Bryants"), who together control approximately 26% of the Shares, pursuant to which the Bryants have agreed to, among other things, tender all of the Shares controlled by them into the Offer.

  Tender of Shares. The Bryants have agreed to validly tender (and not withdraw), or cause the record owner of such Shares to validly tender (and not withdraw), and sell pursuant to and in accordance with the terms of the Offer all of the Shares controlled by them, subject to the terms and conditions of the Merger Agreement.

  Transfer of Shares. The Bryants have agreed that during the term of the Share Tender Agreements they will not (a) tender into any tender or exchange offer (other than the Offer) or otherwise sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or encumber with any encumbrance, any of the Shares controlled by them, (b) exercise any of the options to acquire Shares held by them (except to the extent permitted under the Merger Agreement), (c) deposit the Shares controlled by them into a voting trust, enter into a voting agreement or arrangement with respect to such Shares or grant any proxy or power of attorney with respect to such Shares, or (d) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition, sale, transfer, pledge, assignment, hypothecation or other disposition of any interest in or the voting of any Shares or any other securities of the Company.

  Voting of Shares. The Bryants have agreed, so long as the Share Tender Agreements remain in effect, to vote all of the Shares controlled by them (a) in favor of the approval and adoption of the Merger Agreement and the approval of the transactions contemplated thereby and (b) against any action or agreement that would result in a breach of any representation, warranty, covenant or agreement of the Company contained in the Merger Agreement or would impede, interfere with, delay or prevent the consummation of the Merger or the purchase of Shares pursuant to the Offer; provided that this provision shall not prevent Arthur H. Bryant, II or John C. O. Bryant from exercising their fiduciary duties as directors of the Company, including with respect to the provisions of the Merger Agreement governing Acquisition Proposals.

  No Solicitation. The Bryants have agreed that they will not, directly or indirectly, through any agent, financial advisor, attorney, accountant or other representative or otherwise, (a) solicit, initiate or take any other action to facilitate any inquiries or the making of any proposal which constitutes an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) in connection with an Acquisition Proposal, disclose any nonpublic information relating to the Company or afford access to the properties, books or records of the Company to any person or (d) otherwise cooperate in any way with, assist, participate in, facilitate or encourage any effort or attempt by any other person or entity to make an Acquisition Proposal; provided that this provision shall not prevent Arthur H. Bryant II or John C. O. Bryant from exercising their fiduciary duties as directors of the Company, including with respect to the provisions of the Merger Agreement governing Acquisition Proposals.

  Termination. The Share Tender Agreements will automatically, without any notice to or action by any party, terminate (a) upon the earlier to occur of
(i) the purchase of all of the Shares controlled by the Bryants pursuant to the Offer or (ii) the termination of the Merger Agreement in accordance with its terms, or (b) by the mutual written consent of the Bryants and Geon.

  Copies of the Merger Agreement and the Share Tender Agreements are filed herewith as exhibits (b) and (d), respectively, and are incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

Item 4. The Solicitation or Recommendation.

 (a) Recommendation of the Board of Directors.

  The Company's Board of Directors unanimously has determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, has approved the Merger Agreement, the Share Tender Agreements, the Offer, the Merger and the consummation of the transactions contemplated thereby and recommends that all stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

  As set forth in the Purchaser's Offer to Purchase, the Purchaser will purchase Shares tendered prior to the close of the Offer if the Minimum Condition shall have been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied. Under the Company's Articles and the VSCA, the approval of the Board and the affirmative vote of the holders of at least 70% of the outstanding Shares are required to approve and adopt the Merger. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder.

  A copy of the press release issued jointly by Geon and the Company announcing the Offer and the Merger is filed as exhibit (e) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

 (b) Background of the Offer; Reasons for the Recommendation.

  On July 29, 1998, the Company announced it would hire an investment bank to assist it in exploring various strategic alternatives for the Company to enhance shareholder value. On August 19, 1998, the Board of Directors of the Company engaged Bowles Hollowell Conner ("BHC"), a division of First Union Capital Markets Corp., to act as financial advisor to the Company in this regard. Beginning in August 1998, BHC conducted detailed due diligence on the Company and, together with the Company's management, conducted an analysis of various strategic alternatives available to the Company.

  BHC presented a detailed review of strategic alternatives to the Board of Directors at its regularly scheduled meeting on October 27, 1998. At this meeting and based on the review of strategic alternatives, the Board of Directors authorized BHC to work with management to explore whether there existed a strategic merger/sale transaction that would be in the best interests of the Company's stockholders. During the months of November and December 1998, representatives of Geon and the Company met twice, at Geon's request, to discuss developments in the business and whether a combination of the two companies might be possible. On December 16, 1998, the Company and Geon signed a confidentiality agreement and began preliminary discussions regarding the merits of a potential merger/sale transaction. Shortly thereafter the Company sent Geon a confidential information memorandum. During January 1999, Geon submitted through BHC a non-binding indication of interest and a follow-up letter regarding the possible acquisition of the Company. BHC discussed Geon's interest with the Company.

  At the Board of Directors' regularly scheduled meeting held on January 25, 1999, BHC reported on Geon's indication of interest, the Board of Directors directed BHC to expand its discussions to include additional parties potentially interested in pursuing a transaction with the Company and the Board of Directors empowered its Executive Committee, composed of Messrs. Arthur H. Bryant II, Chapman, Holland and Burrus, to oversee the process relating to a potential strategic merger/sale transaction, subject ultimately to approval of any possible transaction by the full Board of Directors. Beginning in February 1999, BHC contacted 66 strategic and financial parties regarding their possible interest in a potential transaction with the Company. As a result of these contacts, the Company supplied 21 qualified potential parties non-public information, all of which was subject to various confidentiality and nondisclosure agreements. Based on a continued interest in acquiring the Company and further qualification, four interested parties submitted preliminary indications of interest and were invited to conduct detailed due diligence, including meetings with Company management, review of additional non-public information and tours of the Company's facilities. Such due diligence occurred during April and early May 1999. These parties were then asked to submit written proposals setting forth the definitive terms and conditions of an offer to acquire all of the outstanding Shares and to provide comments on a proposed form of merger agreement. Two parties submitted formal qualifying proposals.

  Following the receipt of written proposals, BHC advised the Executive Committee (which had previously met 6 times by phone between January and May 1999 to discuss the solicitation process with BHC) that all qualified parties expressing an interest in acquiring the Company had been afforded an equal opportunity to evaluate the Company and submit a proposal. At the direction of the Executive Committee, BHC held discussions with the two parties that submitted proposals to ascertain, among other things, (i) the level of additional due diligence required prior to executing a merger agreement, (ii) what, if any, material contingencies remained prior to executing a merger agreement, (iii) the timing necessary to resolve any remaining issues on the merger agreement or otherwise in connection with a transaction, and (iv) the willingness to increase the value of the proposal. Based on these discussions, the Executive Committee approved further negotiations with Geon in an effort to modify Geon's $11.00 per Share cash proposal to a price that would be acceptable to the Company. On May 21, 1999, Geon indicated that, subject to various conditions, including approvals of both Boards of Directors, it would increase the value of its proposal to $12.25 per Share. On May 24, 1999, the Executive Committee indicated to Geon through BHC that it would submit Geon's proposal to the Company's entire Board of Directors, subject to the negotiation of a definitive merger agreement. Shortly thereafter, the parties began to negotiate the Merger Agreement and Geon conducted confirmatory due diligence on several matters.

  The Board of Directors of the Company met on June 1, 1999 and considered Geon's proposal and the proposed Merger Agreement. At the meeting, the Board of Directors reviewed the terms of the Merger Agreement and representatives of BHC reviewed the transaction process. In addition, BHC provided an opinion to the Board of Directors, based on various analyses and subsequently confirmed in writing on June 2, 1999, that the consideration to be received by the Company's stockholders was fair to the Company's stockholders from a financial point of view. The Board of Directors thereupon, among other things, (i) determined by unanimous vote that the proposed acquisition of the Company by Geon was fair to and in the best interests of the Company and its stockholders, (ii) authorized and approved the Merger Agreement and the Share Tender Agreements and (iii) recommended by unanimous vote that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer.

  On June 2, 1999, Geon and the Company executed the Merger Agreement and Arthur H. Bryant II, Magalen O. Bryant and John C. O. Bryant entered into the Share Tender Agreements.

  In reaching its conclusions described in paragraph (a) above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

    (i) the opinion of BHC that as of the date of its opinion the $12.25 per Share in cash to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. The full text of the fairness opinion received by the Company from BHC is attached hereto as exhibit (f). Stockholders are urged to read such opinion in its entirety;

    (ii) the presentation of BHC in connection with such opinion, as to various financial and other considerations deemed relevant to the Board of Directors' evaluation of the Offer and the Merger including: (A) a review of financial and other information that was publicly available or furnished to BHC by the Company's management; (B) a review and analysis of current and historical market prices of the Shares; (C) a comparison of the financial position and operating results of the Company with those of certain publicly traded companies which BHC deemed relevant; (D) a comparison of the proposed financial terms of the Offer and the Merger with those of certain other mergers and acquisitions which BHC deemed relevant;
  (E) a discounted cash flow analysis of the financial forecasts furnished to BHC by the Company's management; and (F) a premiums paid analysis of similar public company transactions completed over the past several years;

    (iii) the results of the extensive transaction process undertaken by BHC to solicit proposals from third parties to acquire the Company and, in light of the process, the Company's belief that the Offer represented the best means available under the circumstances to provide stockholders with attractive value and immediate liquidity for their shares;

    (iv) information with respect to the financial condition, results of operations and business of the Company, on both a historical and prospective basis, and current industry, economic and market conditions;

    (v) the merits of the Offer relative to other strategic alternatives available to the Company; and

    (vi) the terms and conditions of the Offer and the Merger, including, without limitation, the fact that, to the extent required by fiduciary obligations of the Board of Directors to the stockholders under the VSCA, but subject to certain terms and conditions including the payment of a $5 million break-up fee, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares by a third party, or another type of business combination, on terms more favorable to the Company's stockholders than the Offer and the Merger.

  The Board of Directors did not assign weights to the individual factors and viewed their position and recommendation as being based on the totality of the information presented to and considered by them.

Item 5. Persons Retained, Employed or to be Compensated.

  BHC is acting as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to its agreement with the Company, BHC is entitled to a transaction fee of approximately $1.9 million in cash at the closing (less $100,000 previously paid by the Company in connection with the Company's retention of BHC and less $250,000 to be paid by the Company in connection with the delivery by BHC of its fairness opinion to the Board). In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse BHC periodically for its reasonable travel and out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify BHC against certain expenses and liabilities incurred in connection with its engagement.

  In the ordinary course of business, BHC and its affiliates may trade the equity securities of the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. BHC or its affiliates have in the past provided investment banking, commercial banking and financial advisory services to the Company for which services they have received compensation.

  BHC, a division of First Union Capital Markets Corp. and an affiliate of First Union Corporation, is an investment banking firm engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated primary and secondary underwritings, private placements and valuations for corporate and other purposes. The Company selected BHC as its financial advisor based upon its experience, ability and reputation with respect to mergers and acquisitions.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer.

Item 6. Recent Transactions and Intent with Respect to Securities.

  (a) To the best of the Company's knowledge, during the past sixty days no transaction in the Shares has been effected by the Company or any subsidiary or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company except that, in connection with the Company's Stock Purchase Plan, the Company purchased for its employees on the open market 1,200 Shares.

  (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

Item 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Except as described under Item 3, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described under Items 3 and 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

Item 8. Additional Information to be Furnished.

 (a) Dissenter's Rights.

  No dissenter's rights are available in connection with the Offer. Holders of Shares may be entitled to dissenter's rights in connection with the Merger if, at the record date with respect to the meeting at which the Merger Agreement and the Merger will be acted upon, certain requirements are satisfied.

  Section 13.1-730 of the VSCA provides that no dissenter's rights are available for the shares of any class or series of stock which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement or plan of merger, were either (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System or (ii) held of record by at least 2,000 shareholders, unless, among other things, in either case (i) the holders of such class or series of shares are required by the terms of such agreement or plan to accept for such shares anything except cash or (ii) the transaction to be voted on is an "affiliated transaction" that has not been approved by a majority of "disinterested directors." See paragraph (b) below.

  If the conditions of Section 13.1-730 of the VSCA are not met and if the Merger or a similar business combination is consummated, the holders of Shares not purchased pursuant to the Offer would have certain rights to dissent and demand to be paid the "fair value" of their Shares under the VSCA. Under the VSCA, dissenting shareholders who comply with applicable statutory procedures would be entitled to payment of the "fair value" of the Shares as to which dissenter's rights are properly claimed as of the time immediately before the effectuation of the Merger (excluding any appreciation or depreciation in anticipation of the Merger, unless such exclusion would be inequitable). In the first instance, the "fair value" estimation is made by the corporation. Dissatisfied dissenters may then notify the corporation of their own "fair value" estimation. If the corporation and the dissatisfied shareholder cannot settle on the amount owed, the shareholder will ultimately be entitled to a judicial determination of "fair value." Any such judicial determination of "fair value" of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, including asset values, the investment value of the Shares and any other valuation considerations generally accepted in the investment community. The "fair value" of the Shares so determined could be more or less than the price per Share to be paid pursuant to the Offer and the Merger.

  The foregoing summary of the rights of dissenting shareholders does not purport to be complete. The exercise and preservation of dissenter's rights require strict adherence to the applicable provisions of the VSCA.

 (b) Certain Corporate Governance Provisions of the VSCA.

  The Company is subject to the "affiliated transactions" and "control share acquisitions" statutes of the VSCA, which are summarized below.

  The "affiliated transactions" statute restricts certain transactions ("Affiliated Transactions") between a Virginia corporation having more than 300 shareholders of record and any person (an "Interested Shareholder") who beneficially owns more than 10% of any class of the corporation's voting securities. These restrictions, which are described below, do not apply to an Affiliated Transaction with an Interested Shareholder who has been such continuously since the date the corporation first had 300 shareholders of record or whose acquisition of shares making such person an Interested Shareholder was previously approved by a majority of the corporation's Disinterested Directors. "Disinterested Director" means, with respect to a particular Interested Shareholder, a member of the corporation's board of directors who was (i) a member on the date on which an Interested Shareholder became an Interested Shareholder or (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board of Directors. Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%. The "affiliated transactions" statute prohibits a corporation from engaging in an Affiliated Transaction with an Interested Shareholder for a period of three years after the Interested Shareholder became such unless the transaction is approved by the affirmative vote of a majority of the Disinterested Directors and by the affirmative vote of the holders of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder. Following the three-year period, in addition to any other vote required by law or by the corporation's articles of incorporation, an Affiliated Transaction must be approved either by a majority of the Disinterested Directors or by the shareholder vote described in the preceding sentence unless the transaction satisfies the fair-price or certain other provisions of the statute. These fair price provisions require, in general, that the consideration to be received by shareholders in the Affiliated Transaction (a) be in cash or in the form of consideration used by the Interested Shareholder to acquire the largest number of its shares and (b) not be less, on a per share basis, than an amount determined in the manner specified in the statute by reference to the highest price paid by the Interested Shareholder for shares it acquired and the fair market value of the shares on specified dates.

  The "control share acquisitions" statute provides that shares of a Virginia corporation having 300 or more shareholders of record which are acquired in a "Control Share Acquisition" have no voting rights unless such rights are granted by a shareholders' resolution approved by the holders of a majority of the votes entitled to be cast on the election of directors by persons other than the acquiring person or any officer or employee-director of the corporation. A "Control Share Acquisition" is an acquisition of voting shares which, when added to all other voting shares beneficially owned by the acquiring person, would cause such person's voting strength with respect to the election of directors to meet or exceed any of the following thresholds:
(i) one-fifth, (ii) one-third or (iii) a majority. An acquiring person is entitled, before or after a Control Share Acquisition, to file a disclosure statement with the corporation and demand a special meeting of shareholders to be called for the purpose of considering whether to grant voting rights for the shares acquired or proposed to be acquired. If authorized in the corporation's articles of incorporation or bylaws before a Control Share Acquisition has occurred, the corporation may, during specified periods, redeem the shares so acquired if no disclosure statement is filed or if the shareholders have failed to grant voting rights to such shares. In the event full voting rights are granted to an acquiring person who then has majority voting power, those shareholders who did not vote in favor of such grant are entitled to dissent and demand payment of the fair value of their shares from the corporation. The control share acquisitions statute does not apply to an actual or proposed Control Share Acquisition if the corporation's articles of incorporation or bylaws are amended, within the time limits specified in the statute, to so provide.

  The Board of Directors of the Company has taken all action necessary to exempt the Company from coverage under these statutes with respect to the Offer, the Merger, the Share Tender Agreements and the transactions related thereto.

 (c) Antitrust.

  Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements.

  Pursuant to the requirements of the HSR Act, Geon and the Company have filed the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on June 3, 1999 and June 4, 1999, respectively. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., Eastern time, on June 18, 1999. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., Eastern time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Item 9. Material to be Filed as Exhibits.

  The following Exhibits are filed herewith:

  (a)    The Company's Proxy Statement dated March 26, 1999

  (b)    Agreement and Plan of Merger dated as of June 2, 1999

  (c)    Confidentiality Agreement dated December 16, 1998

  (d)(1) Share Tender Agreement with Arthur H. Bryant II dated June 2, 1999

  (d)(2) Share Tender Agreement with Magalen O. Bryant dated June 2, 1999

  (d)(3) Share Tender Agreement with John C.O. Bryant dated June 2, 1999

  (e)    Press Release dated June 2, 1999, with respect to Merger Agreement and
         Offer

  (f) Opinion of Bowles Hollowell Conner, a Division of First Union Capital Markets Corp. dated June 2, 1999*

--------
  * Included in copies mailed to stockholders

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          O'Sullivan Corporation

                                             /s/ John S. Campbell
                                          By: _________________________________

                                            Name: John S. Campbell
                                            Title: President and Chief
                                            Executive Officer

Date: June 8, 1999

                                                                     SCHEDULE I

                            O'SULLIVAN CORPORATION
                              1944 Valley Avenue
                          Winchester, Virginia 22601

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

  This information statement is being mailed on or about June 8, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock, par value $1.00 per share ("Common Stock"), of O'Sullivan Corporation (the "Company"). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by TGC Acquisition Corporation (the "Purchaser"), a wholly-owned subsidiary of The Geon Company ("Geon"), to a majority of the seats on the Board of Directors of the Company.

  Pursuant to the Agreement and Plan of Merger, dated as of June 2, 1999, among the Company, Geon and the Purchaser (the "Merger Agreement"), on June 8, 1999, the Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight (Eastern Daylight Savings Time) on July 7, 1999, unless extended in accordance with applicable law and the provisions of the Merger Agreement.

  The information contained in this Information Statement (including information incorporated by reference) concerning Geon and the Purchaser and the Geon Designees (as defined below) has been furnished to the Company by Geon and the Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

General

  The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of June 2, 1999 there were 15,594,687 shares of Common Stock outstanding and 301,242 shares of Common Stock reserved for issuance upon the exercise of options outstanding. The Board of Directors of the Company currently consists of 11 members and there are currently no vacancies on the Board of Directors. Each Director serves until the next annual meeting or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Geon Designees

  The Merger Agreement provides that, promptly upon the acceptance for payment and payment by the Purchaser, in accordance with the Offer of at least 70% of the outstanding Shares (on a fully diluted basis), the Purchaser will be entitled to designate such number of directors (the "Geon Designees") on the Board of Directors of the Company, rounded up to the next whole number, as will give the Purchaser representation on such Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares so accepted for payment and paid for or otherwise acquired or owned by the Purchaser or Geon bears to the number of Shares outstanding and the Company and its Board of Directors shall, at such time, take any and all such action needed to cause the Purchaser's designees to be appointed to the Company's Board of Directors (including to cause directors to resign). At all times before the effective time of the merger, Geon, the Purchaser and the Company shall use their reasonable efforts to ensure that at least two members of the Company's Board of Directors, as constituted on the date of the Merger

Agreement, remain on the Company's Board of Directors, except to the extent that no such individuals or their appointees agree to serve as directors (the "Continuing Directors"). In the event that one or more Continuing Directors resign from the Company's Board of Directors, Geon, the Purchaser and the Company shall permit the remaining, or in the case of the resignation of all Continuing Directors, the resigning, Continuing Director or Continuing Directors to appoint his or their successors in his or their reasonable discretion. In addition, the Company will, if requested by Geon or the Purchaser, use its reasonable efforts to cause persons designated by the Purchaser to constitute the same percentage of each committee of the Company's Board of Directors, each board of directors of each subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such persons). In furtherance of the foregoing, the Company has agreed to increase the size of the Company's Board of Directors, or use its reasonable efforts to secure resignations of directors, or both, to permit the Geon Designees to be elected to the Company's Board of Directors.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth, as of June 3, 1999, certain information with respect to the beneficial ownership of Common Stock (the only class of the Company's securities entitled to voting rights) by each director of the Company as well as certain information concerning their business experience and other matters.

Name, Age, Company Positions,
Principal Occupation and                         Common Stock
Directorships in Public           Director Beneficially Owned as of   Percent of
Corporations                       Since         June 3, 1999           Class
-----------------------------     -------- ------------------------   ----------
C. Hugh Bloom, Jr. 66............   1990             18,403(3)              *
 Easton, Pennsylvania
 Retired, Vice President, C. F.
 Martin & Co., Inc.

Arthur H. Bryant II 56...........   1967          2,410,084(1)(2)(3)     15.5%
 Winchester, Virginia
 Chairman of the Board; Chairman
 and Chief Executive Officer of
 the Company, 1986-1995

John C.O. Bryant 32..............   1999            823,549(1)(3)         5.3%
 Nokesville, Virginia
 President and Chief Executive
 Officer, Atlantic Computing
 Services

Robert L. Burrus, Jr. 64.........   1995             15,000(3)              *
 Richmond, Virginia
 Partner, McGuire, Woods, Battle
 & Boothe LLP, a law firm
 retained by the Company for a
 number of years; Director, CSX
 Corporation, Concepts Direct,
 Inc., Heilig-Meyers Company, S&K
 Famous Brands, Inc. and
 Smithfield Foods, Inc.

John S. Campbell 48..............   1998             76,953(3)              *
 Winchester, Virginia
 President and Chief Executive
 Officer of the Company, 1998-
 Present; Vice President, 1986-
 1998


Name, Age, Company Positions,
Principal Occupation and                         Common Stock
Directorships in Public           Director Beneficially Owned as of   Percent of
Corporations                       Since         June 3, 1999           Class
-----------------------------     -------- ------------------------   ----------
Max C. Chapman, Jr. 55...........   1989            142,002(1)(3)           *
 Scarborough, New York
 Retired Chairman, Nomura Holding
 America Inc.

James T. Holland 59..............   1984            116,015(1)(3)           *
 Winchester, Virginia
 President and Chief Executive
 Officer of the Company, 1995-
 1998; President and Chief
 Operating Officer, 1986-1995;
 Executive Vice President, 1984-
 1986; Vice President and
 Treasurer, 1979-1984

R. Michael McCullough 60.........   1995             14,000(3)              *
 McLean, Virginia
 Retired Chairman and CEO, Booz
 Allen & Hamilton; Director, Host
 Marriott Services Corp.,
 Interstate Hotel Corporation,
 Charles E. Smith REIT and
 Watson-Wyatt Worldwide Corp.

Stephen P. Munn 56...............   1995             14,000(3)              *
 Syracuse, New York
 Chairman, Chief Executive
 Officer and Director, Carlisle
 Companies Incorporated; Trustee,
 Prudential Securities Mutual
 Funds

Timothy J. Sandker 51............   1997             12,000(3)              *
 Madison, Indiana
 President, Rotary Lift Division
 of Dover Corporation

Leighton W. Smith, Jr. 59........   1997             12,000(3)              *
 Fairfax, Virginia
 Admiral, United States Navy,
 Retired, Director, Vanguard
 Airlines Inc.

All Executive Officers and
 Directors as a group
 (15 persons)....................                 3,718,167(1)(2)(3)     23.8%

  In addition to Mr. Holland and Mr. J.S. Campbell, the remaining executive officers named in the summary compensation table beneficially owned the following shares of Common Stock at June 3, 1999:

                                            Common Stock Beneficially Percent of
Name, Title and Age                         Owned as of June 3, 1999    Class
-------------------                         ------------------------- ----------
John P. Crowther 49........................          14,059(1)             *
 Vice President

C. Bryant Nickerson 52.....................          22,510(1)(3)          *
 Secretary, Treasurer
 and Chief Financial
 Officer

Ewen A. Campbell 51........................          11,616(3)             *
 Vice President

James L. Tremoulis 45......................          15,976(3)             *
 Vice President

--------
*  Less than 1%

(1) Includes the following shares held by the spouses, children or associates of the following directors and officers, which shares may be deemed held subject to shared voting and investment powers: Arthur H. Bryant II, 16,466 shares; Max C. Chapman, Jr., 5,000 shares; James T. Holland, 18,119 shares; John C.O. Bryant, 2,810 shares; John P. Crowther, 1,000 shares; and C. Bryant Nickerson, 100 shares.
(2) Includes 1,129,860 shares held by The Bryant Foundation, of which Mr. Bryant is President and a Trustee.
(3) Includes the following shares that may be acquired under stock options which are exercisable on June 3, 1999 or within 60 days thereafter: John
    S. Campbell, 76,802 shares; John P. Crowther, 2,310 shares; C. Bryant Nickerson, 21,560 shares; Ewen A. Campbell, 11,116 shares; James L. Tremoulis, 15,700 shares and all executive officers and directors as a group, 247,488 shares. Also includes for each director (other than Mr. Campbell) the following shares which may be acquired under currently exercisable stock options granted under the Company's 1995 Outside Directors Stock Option Plan: Messrs. Bloom, A.H. Bryant, Burrus, Chapman, McCullough and Munn, 14,000 shares each; Messrs. Smith and Sandker, 12,000 shares each and Messrs. Holland and John C. O. Bryant, 11,000 shares each.

  The following table sets forth certain information as to the beneficial ownership of the Company's Common Stock by any person known to the Company to be the beneficial owner of more than five percent of such stock as of June 3, 1999 or such earlier date as may be referred to in any footnote to the table.

Name and Address of                                   Number of Shares  Percent
Beneficial Owner                                     Beneficially Owned of Class
-------------------                                  ------------------ --------
Arthur H. Bryant II(1)..............................     2,410,084(2)    15.5%
 P.O. Box 2929
  Winchester, VA 22604

Magalen O. Bryant(3)................................       940,148        6.0%
 Locust Hill Farm
  Middleburg, VA 22117

Tweedy Browne Co. L.L.C.(4).........................       905,813        5.8%
 52 Vanderbilt Avenue
  New York, New York 10017

Dimension Fund Advisors, Inc.(5)....................       853,278        5.5%
 1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401

John C.O. Bryant(1).................................       823,549(6)     5.3%
 P. O. Box 247
  Middleburg, VA 20118-0247

Hansjakob Muller(7).................................       796,100        5.1%
 Holderlinweg 40
  D-61350
  Bad Homburg, Germany

--------
(1) To the best knowledge of the Company, and except as described in the footnotes to the table of ownership of Common Stock by directors set forth below, Mr. Arthur H. Bryant II and Mr. John C.O. Bryant have sole voting and investment powers with respect to shares shown as owned by them. The information in this table relating to beneficial ownership of shares of Common Stock by Mr. Arthur H. Bryant II and Mr. John C.O. Bryant is based solely on a review of filings by them with the Securities and Exchange Commission (the "Commission").
(2) Includes 14,000 shares that may be acquired under stock options which are exercisable on June 3, 1999 or within 60 days thereafter.
(3) To the best knowledge of the Company, Mrs. Bryant has sole voting and investment powers with respect to 231,287 shares of Common Stock and shared voting and investment powers with respect to 708,861 shares of Common Stock (which shares are held in a trust of which Mrs. Bryant is co-trustee). This information is based on a review of filings by Mrs. Bryant with the Commission and on certain other information provided by Mrs. Bryant.
(4) Tweedy Browne Co. L.L.C., a registered investment advisor, is deemed to have beneficial ownership of the shares of Common Stock set forth above, all of which shares are held in the accounts of various customers of Tweedy Browne Co. L.L.C., with respect to which accounts Tweedy Browne Co. L.L.C. has investment discretion (the "TBC Accounts"), and with respect to certain of which it has obtained sole or shared voting power. The Company has also been advised that Tweedy Browne Co. L.L.C. disclaims beneficial ownership of the shares of Common Stock held in the TBC Accounts. The foregoing is based on a review of a filing with the Commission dated as of March 31, 1999.
(5) Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership as of March 31, 1999 of the shares of Common Stock set forth above, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, in series of the DFA Investment Trust Company, a Delaware business trust, or by the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, with respect to all of which Dimensional serves as investment manager. The Company has also been advised that Dimensional disclaims beneficial ownership of all such shares. The foregoing is based on a review of a filing with the Commission and on certain other information provided by Dimensional to the Company.
(6) Includes 11,000 shares that may be acquired under stock options which are exercisable on June 3, 1999 or within 60 days thereafter.

(7) To the best knowledge of the Company, Mr. Muller has sole voting and investment powers with respect to shares shown as owned by him. The information is based solely on a review of filings with the Commission.

  On June 3, 1999, there were approximately 1,200 shareholders of record of the Company's Common Stock.

              DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

  For information with respect to the Company's directors, see "Beneficial Ownership of Certain Beneficial Owners and Management." Except for Arthur H. Bryant II and John C.O. Bryant who are half brothers, there are no other family relationships among the directors or among the directors and the executive officers.

  The names, ages and positions of the Company's executive officers are listed below. All executive officers are elected by the Board of Directors for a one year term. There are no family relationships among officers or any other arrangement or understanding between any executive officer and any other person pursuant to which the officer was elected.

          Name           Age                      Office                      Officer Since
          ----           ---                      ------                      -------------
John S. Campbell........  48 President and Chief Executive Officer                1986
C. Bryant Nickerson.....  52 Chief Financial Officer, Secretary and Treasurer     1986
Ewen A. Campbell........  51 Vice President                                       1993
John P. Crowther........  48 Vice President                                       1998
James L. Tremoulis......  45 Vice President                                       1986

  Mr. John S. Campbell was appointed as President and Chief Executive Officer in August, 1998 succeeding James T. Holland. Mr. Campbell previously served as a Vice President beginning in 1986. He has been employed by the Company since 1973 and has been involved in both the sales and manufacturing operations of the calendered plastics products business of the Company.

  Mr. Nickerson has been employed by the Company since 1973 serving in various capacities within the corporate financial area. He served as Controller and Treasurer and Chief Accounting Officer before being elected as Secretary, Treasurer and Chief Financial Officer in 1995.

  Mr. Bauserman has been employed by the Company since 1968 and has served as a Vice President since 1987. Mr. Bauserman has been employed in various capacities within the data processing and management information services areas during his tenure with the Company.

  Mr. Ewen A. Campbell has an extensive background in chemistry and plastics compounding. He has been employed by the Company since 1991 in the areas of compounding and research and development activities. He has served as a Vice President since 1993. Mr. Ewen Campbell and Mr. John Campbell are not related.

  Mr. Crowther has been employed by the Company since 1995 as a sales representative to automotive-related customers of the Company. Prior to that time he was employed by a business that served as a manufacturer's representative to the automotive industry for the Company. He was elected as a Vice President in January, 1998.

  Mr. Tremoulis has served in various capacities in the sales area for calendered plastics products since his employment by the Company in 1980. He was elected as a Vice President in 1986.

  Mr. Westfall has been employed by the Company since 1965. He was a chemist, the Quality Control Director and a Plant Manager for the Company prior to being elected as a Vice President of Research and Development in 1979.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Under Section 16(a) of the Exchange Act, the Company's directors, certain officers, and any persons holding more than ten percent of the Company's Common Stock are required to report their ownership of the Common Stock and any changes in that ownership to the Commission. Specific due dates for these reports are established by the Commission, and the Company is required to report in this Information Statement any failure to file such reports on a timely basis for the last completed fiscal year. Mr. John C.O. Bryant failed to timely file a Form 3 with the Commission following his election to the Board of Directors. He filed a Form 3 thirty-one days late. There were no other known failures of any officer, director or greater than ten percent shareholder to file in a timely manner the required reports. In making this statement, the Company has relied on the written representations of its directors, such officers and greater than ten percent shareholders, and on copies of the reports that they have filed with the Commission.

                     COMMITTEES OF THE BOARD OF DIRECTORS
                            AND MEETING ATTENDANCE

  During 1998, four regular quarterly Board of Directors meetings were held. Each of the incumbent directors attended at least 75% of the meetings of the Board of Directors and any of the committees on which they served.

  The Board of Directors has an Audit Committee which consists of Messrs. Burrus, McCullough, Bloom, Sandker and Smith. All members of the Audit Committee are outside directors. Mr. Burrus serves as Chairman of the Audit Committee. The Committee met two times during 1998. The principal responsibilities of the Audit Committee are to direct the activity of the external audit functions, recommend the selection of external auditors to the Board of Directors, provide for the continuing review of the underlying internal controls of the Company, and review published financial reports of the Company.

  There is a Compensation and Stock Option Committee of the Board of Directors which consisted during 1998 of Messrs. A.H. Bryant, Chapman, McCullough and Munn. No member of the Compensation and Stock Option Committee is an employee of the Company. Mr. McCullough serves as Chairman of this Committee. The Committee met three times during 1998. The Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers and directors. Mr. Holland was appointed to the Committee in January of 1999. The Stock Option Plan Subcommittee of the

Committee, which consists of Messrs. Chapman and Munn, administers the 1995 Stock Option Plan and determines the key employees who should receive awards under the 1995 Stock Option Plan and the number of shares to be granted under such awards.

  There is a Nominating Committee of the Board of Directors which consists of Messrs. A.H. Bryant, Chapman and Holland. No member of the Nominating Committee is an employee of the Company, except that Mr. Holland served as President and Chief Executive Officer of the Company until July 31, 1998. Mr. Chapman serves as Chairman of this Committee. The Committee, if so requested by the Board of Directors, recommends to the Board of Directors candidates for election as directors. The Committee did not meet in 1998. The Nominating Committee will consider nominations from stockholders. Any stockholder who wishes to make a nomination for director must advise the Secretary of the Company in writing, mailed no later than ten days before the date of the stockholders' meeting, of the name, address and business background of the nominee.

                           COMPENSATION OF DIRECTORS

  A fee of $2,500 per quarter is currently paid to each outside director as a retainer. An additional $2,500 attendance fee is paid to each outside director for attendance at regularly scheduled meetings of the Board of Directors, which are held four times a year. Non-employee directors who are committee members are paid $500 for each committee meeting held on the date of a regularly scheduled Board of Directors meeting and $750 for each meeting held on a date other than the date of a regularly scheduled Board of Directors meeting. Expenses incurred in connection with attending meetings are normally borne by the directors. Each non-employee director automatically receives in the first year that he becomes a non-employee director an option to purchase 10,000 shares of Common Stock of the Company under the 1995 Outside Directors Stock Option Plan. On every April 25th thereafter, each non-employee director receives an option to purchase an additional 1,000 shares of the Common Stock. The price of each option is equal to the fair market value of the Common Stock on the date the option is granted. All options awarded under the plan are nonstatutory stock options.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

  The following table provides certain information concerning annual and long-term compensation paid to or accrued on behalf of the President and the four other most highly compensated executive officers of the Company (the "Named Executive Officers") for the years 1998, 1997, and 1996.

                                                   Long Term
                                                  Compensation
                                                  ------------
                            Annual Compensation      Awards
                          ----------------------- ------------
                                                   Securities
        Name and                                   Underlying     All Other
   Principal Position     Year Salary($) Bonus($)  Options(#)  Compensation($)
   ------------------     ---- --------- -------- ------------ ---------------
John S. Campbell,........ 1998 $ 255,367 $44,707     50,000      $   16,856(1)
 President and Chief
  Executive Officer       1997   190,100  13,178      7,521          14,603
                          1996   190,100     --       4,000          12,980

James T. Holland,........ 1998 $ 229,894 $   --         --       $   25,043(2)
 Retired President and
 Chief Executive Officer  1997   345,390     --      13,636       1,949,453
                          1996   345,390     --       5,000          87,197

John P. Crowther,........ 1998 $ 194,600 $25,000        --       $   16,261(3)
 Vice President           1997   181,257  40,000      2,107          14,200
                          1996   175,648  37,200        --           13,349

C. Bryant Nickerson,..... 1998 $ 160,426 $25,000        --       $   17,006(4)
 Secretary, Treasurer and 1997   153,100     --       5,922          14,442
 Chief Financial
 Officer                  1996   153,100     --       3,000          14,062

Ewen A. Campbell,........ 1998 $ 149,850 $25,000        --       $   15,263(5)
 Vice President           1997   143,100  15,000      5,579          12,756
                          1996   138,100     --       2,000          12,980

James L. Tremoulis,...... 1998 $ 143,100 $ 9,053        --       $   13,034(6)
 Vice President           1997   143,100     --       5,579          13,101
                          1996   143,100     --       2,000          12,112

--------
(1) This amount consists of Company contributions under the Retirement Savings Plan ($7,998) and amounts accrued under the Company's deferred compensation program ($8,858).
(2) This amount consists of Company contributions under the Retirement Savings Plan ($6,777) and the portion of the cash surrender value of a split dollar life insurance policy that was paid to Mr. Holland's designated beneficiary under the policy when the policy was terminated ($18,266).
(3) This amount consists of Company contributions under the Retirement Savings Plan ($7,995) and amounts accrued under the Company's deferred compensation program ($8,266).
(4) This amount consists of Company contributions under the Retirement Savings Plan ($7,061) and amounts accrued under the Company's deferred compensation program ($9,945).
(5) This amount consists of Company contributions under the Retirement Savings Plan ($6,957) and amounts accrued under the Company's deferred compensation program ($8,306).
(6) This amount consists of Company contributions under the Retirement Savings Plan ($6,222) and amounts accrued under the Company's deferred compensation program ($6,812).

Deferred Compensation Program

  The Company maintains a deferred compensation program for key employees of the Company. Under this program, the Company has agreed to pay to each covered employee a certain sum annually for fifteen years upon his retirement or, in the event of his death, to his designated beneficiary. The annual amount payable to each of the Named Executive Officers upon retirement at age 65 is as follows: Mr. J.S. Campbell, $60,000, Mr. Holland,

$150,000, Mr. Crowther, $40,000, Mr. Nickerson, $50,000, Mr. E.A. Campbell $40,000 and Mr. Tremoulis, $46,000. A benefit is also paid if the employee terminates employment (other than by the executive's voluntary action or discharge for cause) after at least 10 years of employment with the Company. The program provides that benefits in specified amounts may be paid to executives who retire after reaching the age of 50 and completing at least 20 years of service with the Company. In each event, the amount of the benefit depends on the employee's years of service with the Company (with the full benefit paid only if the employee has completed 25 years of service). For purposes of these provisions, Mr. E. A. Campbell will be deemed to have completed 10 years of service with the Company until his actual completed years of service with the Company exceeds 10 years.

  The Company has purchased individual life insurance contracts with respect to each employee covered by this program. The Company is the owner and beneficiary of these insurance contracts. The employees are general creditors of the Company with respect to these benefits.

 Retirement and Employment Continuity Agreements

 Retirement Agreement

  The Company and Mr. Holland entered into a retirement agreement in 1997. Under the terms of the agreement, Mr. Holland retired as an officer and employee of the Company, and as director, officer and employee of all affiliates of the Company, on July 31, 1998. He continues to serve as a director of the Company. The Company has purchased a commercial annuity in the principal amount of $974,724, which provides for 180 equal monthly payments to the Company. The Company has begun to pay Mr. Holland 180 monthly payments, each equal in amount to the amount of the monthly annuity payments that the Company receives under the commercial annuity. The annuity is owned exclusively by the Company. Mr. Holland has no claims in or rights against the annuity or the payments made from the annuity.

  Mr. Holland was treated upon his retirement as having completed 25 years of service with the Company for purposes of the Company's deferred compensation program, and is entitled to receive the full benefit payable under the deferred compensation program. The Company made a lump sum payment to Mr. Holland of his accrued and unused vacation pay when he retired, and paid him a $25,000 retainer to be available to provide consulting services to the Company. Mr. Holland is released under the retirement agreement for any claims relating to his employment.

 Employment Continuity Agreements

  The Company has entered into employment continuity agreements with key management executives, including Messrs. J.S. Campbell, Crowther, Nickerson, E.A. Campbell and Tremoulis, which provide certain compensation and benefits in the event of a change of control. Each agreement is effective for three years and is automatically extended for an additional three-year period, unless the Company notifies the executive that the agreement will not be extended. Mr. Holland's employment continuity agreement was terminated when he entered into the retirement agreement described above.

  The agreements provide that, in the event of a change of control of the Company, each executive will continue to be employed by the Company for a one-year period following the change of control and will continue to receive a salary and annual bonus at least equal to twelve times the highest monthly salary and bonus that were paid or are payable to the executive for the twelve-month period immediately preceding the change of control. The executive will also be entitled during this one-year period to employee benefits, fringe benefits, expense reimbursements, vacation, and office support that are at least as favorable as were provided to the executive during the 90-day period immediately preceding the change of control. If, during the one-year employment period following the change of control (the "Employment Period"), the Company terminates the executive's employment without cause or the executive voluntarily terminates employment "for good reason", the Company will pay to the executive a lump sum cash amount equal to the sum of the following amounts: (i) any salary, elective nonqualified deferred compensation, and accrued vacation that have not yet been paid to the executive, (ii) the largest annual salary paid or payable to the executive for the Employment Period as annualized, and (iii) the greater of the largest bonus paid or payable to the executive for the Employment Period (as annualized) or the bonus paid to the executive for the twelve-month period immediately preceding the change of control. In addition, the Company will continue the executive's automobile allowance for twelve months following his termination of employment. An executive shall be deemed to have terminated employment "for good reason" if he is assigned duties inconsistent with his position, authority or responsibilities, the Company fails to provide him with the salary, bonus, benefits, support staff and vacation to which he is entitled during the Employment Period, he is assigned to an office or location that is located more than 35 miles from the office where he was assigned at the time of the change of control, or the Company attempts to terminate his employment other than as permitted under the agreement or fails to require a successor to assume the agreement.

  If the executive's employment is terminated on account of his disability or death, or he voluntarily terminates employment other than "for good reason" during the Employment Period, the executive (or his legal representative) will be paid any salary which has not yet been paid, any elective nonqualified deferred compensation and accrued vacation that has not yet been paid, and a pro-rated bonus. In the event the executive is terminated for cause during the Employment Period, he will be paid any base salary that has not yet been paid and any compensation previously deferred by the executive. If the executive continues in employment with the Company through the last day of the Employment Period, the executive will receive a lump sum payment equal to the largest annual salary (as annualized) that was paid or payable to the executive during the Employment Period.

  A change of control is deemed to have occured under the agreement if (i) any individual, entity or group acquires, other than from the Company, 20% or more of the outstanding shares of common stock of the Company or the combined voting power of the Company's voting securities (subject to certain exceptions), (ii) the individuals who constitute the Board as of the date of the agreement cease to constitute at least a majority of the Board, other than as a result of an election of a director by the stockholders, whose election or nomination for election was approved by a majority of the members of the Board (unless in connection with an actual or threatened election contest),
(iii) the Company's stockholders approve a reorganization, merger, share exchange, or consolidation in which all or substantially all of the individuals or entities who were stockholders immediately prior to such transaction cease to own (directly or indirectly) more than 60% of the outstanding shares of common stock or the combined voting power of the voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership in the Company before the transaction, or (iv) a complete liquidation of the Company, or a sale or disposition of all or substantially all of the assets of the Company occurs (other than to a corporation of which more than 60% of the outstanding shares of common stock and the combined voting power following such sale or disposition is owned by all or substantially all of the stockholders of the outstanding shares of common stock or combined voting power of the Company before the sale in substantially the same proportion as their ownership in the Company immediately before the sale or disposition).

Retirement Savings Plan

  The Company maintains a Retirement Savings Plan (the "Plan") that covers all employees of the Company and its subsidiaries who are not covered under a collective bargaining agreement and who satisfy certain minimum age and service requirements. The Plan permits participants to make pre-tax contributions of a portion of their annual compensation pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The Company may, in its discretion, make a matching contribution for those participants who make pre-tax contributions. Such matching contributions may equal up to 100% of a participant's pre-tax contributions, but may not exceed 2% of each participant's compensation for the year. The Company may also make, in its discretion, a contribution equal to 3% of a participant's compensation for the year, without regard to whether the participant made a contribution to the Plan. The Plan permits participants to make after-tax contributions of a portion of their annual compensation.

  During 1998, total Company contributions to the Plan for eligible employees consisted of a contribution of 3% of each eligible participant's annual compensation, plus a matching contribution on each participant's pre-tax or after-tax contributions of up to 2% of the participant's annual compensation.

Stock Option Plans

  The Company maintains a 1995 Stock Option Plan. The following tables provide information with respect to stock options that were granted to the Named Executive Officers under the 1995 Stock Option Plan during 1998. No stock appreciation rights ("SARS") were granted to the Named Executive Officers during 1998.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                      Potential Realizable
                                                                                         Value At Assumed
                                                                                      Annual Rates of Stock
                                                                                        Price Appreciation
                                              Individual Grants                        For Option Term (2)
                         ----------------------------------------------------------- -----------------------
                                              Percent of
                              Number of      Total Options
                             Securities       Granted To
                             Underlying      Employees in  Exercise Price Expiration
          Name           Options Granted (#)  Fiscal Year    ($/Share)       Date       5%$         10%$
          ----           ------------------- ------------- -------------- ---------- ---------- ------------
John S. Campbell........       50,000(1)          100%         7.785       10/26/08     641,377    1,021,286
James T. Holland........          --              --             --             --          --           --
John P. Crowther........          --              --             --             --          --           --
C. Bryant Nickerson.....          --              --             --             --          --           --
Ewen A. Campbell........          --              --             --             --          --           --
James L. Tremoulis......          --              --             --             --          --           --

--------
(1) The option granted to Mr. Campbell became fully exercisable as of October 27, 1998. The option will cease to be exercisable upon the earlier of (i) the date on which the option holder terminates employment for any reason other than death or disability, (ii) one year from his termination of employment on account of disability, (iii) three months from termination of his employment on account of death, or (iv) October 26, 2008. The option is not transferable by the option holder other than by will or by the laws of descent and distribution.
(2) The amounts disclosed as the potential realizable value are the result of calculations at the 5% and 10% assumed rates of appreciation for the full ten year term of the option, as permitted by the Commission. These amounts are not intended to forecast potential future appreciation of the price of the Common Stock.

                        AGGREGATED OPTION EXERCISES IN
                 LAST FISCAL YEAR AND FY-END OPTION VALUES (1)

                           Number of Securities        Value of Unexercised
                          Underlying Unexercised       In-the-Money Options
                           Options at FY-End (#)           At FY-End ($)
     Name                Exercisable/Unexercisable Exercisable/Unexercisable (3)
     ----                ------------------------- -----------------------------
John S. Campbell........        79,302 / --                112,758 / --
James T. Holland(2).....            -- / --                     -- / --
John P. Crowther........         2,310 / --                     20 / --
C. Bryant Nickerson.....        24,060 / --                 10,201 / --
Ewen A. Campbell........        11,116 / --                  3,118 / --
James L. Tremoulis......        18,200 / --                 12,751 / --

--------
(1) No stock options were exercised by any of the Named Executive Officers during 1998. The Company has not granted any stock appreciation rights to the Named Executive Officers.
(2) Mr. Holland's options ceased to be exercisable when he terminated employment on July 31, 1998.
(3) Value calculated on the difference between the market price of the Common Stock on December 31, 1998 and the exercise price.

Report of Compensation and Stock Option Committee on Executive Compensation

  The Compensation and Stock Option Committee (the "Committee") is composed solely of Directors who are not employees of the Company. The Committee reviews and recommends to the Board of Directors actions to implement a compensation structure that is intended to enhance the profitability of the Company. The compensation of the Company's senior executives is structured as a combination of salary, annual cash bonuses dependent on profitability and other objective and subjective performance-based criteria, stock options, and a deferred compensation program. This compensation structure is intended to allow the Company to attract and retain qualified senior executives and align the financial interests of senior executives with those of the Company's shareholders.

  At the beginning of 1998, the Committee reviewed proposals submitted by management for annual salaries and bonus opportunities for the Company's senior executives. The Committee determined the amount of the salary and projected bonuses to be paid to the Company's senior executives for the year based on management's recommendations and subjective factors. In making its determination, the Committee reviewed a report prepared for the Company by a compensation consulting firm. The report analyzed market cash compensation levels for executive positions identical or comparable to the positions held by the Company's senior executives. The analysis was based on executive compensation data for companies in the chemicals, plastics and non-durable goods manufacturing industries which have annual revenues similar to the Company's annual revenues and which also have a national recruiting base for executive talent. The data used by the compensation consulting firm to prepare its report was obtained from several national executive compensation surveys. In addition to reviewing the compensation consulting firm's report, the Committee reviewed publicly available information concerning executive compensation for a principal competitor and an executive compensation survey.

  The Committee considered the composite compensation data used by the compensation consulting firm and the executive compensation survey as appropriate bases for analyzing the compensation levels of the Company's executives because many of the Company's peers are not public companies and thus do not publicly disclose information concerning the compensation of their executives, other than through voluntary participation in surveys. The Committee also considered the compensation information for the principal competitor a relevant basis for reviewing the compensation levels of the Company's executives because such competitor is a peer company that compares its cumulative total shareholder return to that of the S&P Chemicals (Specialty) Index, as does the Company. The Company does not use the companies in the S&P Chemicals (Specialty) Index for comparison of executive compensation because the Company's most direct business competitors and its competitors for executive talent are not the same as the companies included in that index.

  Mr. Holland's salary for 1998 was set at the same level as his salary for 1997 and he was not included in any bonus program because of his scheduled retirement under terms of the retirement agreement that he and the Company entered into in 1997. The 1998 salaries for the Company's other senior executives were set at levels generally consistent with the median salary levels derived from the comparative compensation data described above. The 1998 bonus program for the Company's senior executives (excluding Mr. Holland) was structured to give each executive the opportunity to receive a bonus based on the Company's 1998 net profit before bonuses and income taxes (PBT), the Company's attainment of target cost savings goals and the executive's achievement of performance objectives specifically related to his responsibilities and duties. Executives were not entitled to receive any bonus under the program unless more than 75% of the PBT target for the year was achieved.

  The threshold PBT target established under the 1998 bonus program was achieved. As a result, bonuses were paid to the Company's senior executives (excluding Mr. Holland) in accordance with the terms of the program. In addition, the bonuses for three of the Company's senior executives were increased to recognize outstanding individual performance during the year.

  Mr. Campbell was chosen by the Board of Directors to succeed Mr. Holland as President of the Company in July of 1998. After Mr. Campbell became President, the Committee reviewed his then current compensation and benefits to determine what adjustments should be made in light of his new position and responsibilities. The

Committee also requested that Mr. Holland provide recommendations as to what adjustments would be appropriate. Based on recommendations received by the Committee from Mr. Holland, Mr. Campbell's salary for 1998 was increased to $250,000. No change was made to his bonus opportunity under the 1998 bonus program, other than to reflect the increase in his salary. As a result, Mr. Campbell's bonus under the 1998 bonus program was computed based on his new salary. Mr. Campbell's salary and bonus will be reviewed by the Committee in subsequent years based on comparative compensation data similar to data used to set senior executives' salaries and bonus opportunities for 1998.

  The Company has traditionally granted long-term incentive compensation in the form of stock options. The Committee considers stock options to be an important means of compensating executives for their efforts and insuring that executives are provided with an incentive to increase the profitability of the Company and the market value of the Company's stock. Mr. Campbell was granted 50,000 stock options under the Company's 1995 Stock Option Plan after he was appointed President to further align his interests with those of the Company's shareholders and to create an incentive for him to increase the profitability of the Company.

  The Company maintains a deferred compensation program that provides benefits in specified amounts to the Company's senior executives upon their retirement at age 65 or death, or upon their termination of employment (other than by the executive's voluntary action or discharge for cause) after at least ten years of employment with the Company. The program also provides that benefits in specified amounts may be paid to executives who retire after reaching age 50 and completing at least 20 years of service with the Company. The deferred compensation program is intended to provide executives with an additional incentive to remain with the Company. Each of the Company's senior executives participates in the deferred compensation program.

  During 1998, the Committee reviewed the projected annual benefits payable under the deferred compensation program to senior executives other than Mr. Holland (whose deferred compensation benefit had been fixed under the terms of his retirement agreement). The Committee considered whether the deferred compensation program, when combined with the other available sources of postretirement income (such as the Company's Retirement Savings Plan), provided a level of postretirement income comparable to the level of postretirement income typically provided by other companies. The Committee reviewed income replacement targets recommended by the Company's compensation consulting firm, other available sources of postretirement income for senior executives and the relative financial impact on the Company of increasing the benefits payable under the deferred compensation program. The Committee concluded that the annual deferred compensation benefit payable to each senior executive should be increased by $10,000 this year, and reviewed for possible increases in subsequent years.

  Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1,000,000 limit on the amount of compensation that will be deductible by the Company each year with respect to each of the President and the four other most highly compensated executive officers. The cash compensation level of the Company's executives is currently below the $1,000,000 limit. The Company's 1995 Stock Option Plan is structured to comply with an exemption from the
Section 162(m) limitation for performance-based compensation.

  When setting compensation, the Committee takes into account the complexity of the Company's business and the need for strong, involved management. The Committee also takes into account the substantial changes that have occurred during recent years in the Company's business and the business environment in which the Company competes, and the special efforts made by senior management to continue the Company's profitability despite significant economic pressures and competition. In light of these considerations, the Company has entered into employment continuity agreements with certain key executives, including Mr. Campbell. The employment continuity agreements are designed to insure that the Company's business and operations continue to be managed with a minimum of disruption in the event of a change of control of the Company.

  The foregoing report was furnished by the Compensation and Stock Option Committee.

                                          R. Michael McCullough, Chairman
                                          Arthur H. Bryant II
                                          Max C. Chapman, Jr.
                                          Stephen P. Munn

                  INFORMATION WITH RESPECT TO GEON DESIGNEES

  As of the date of this Information Statement, Geon has not determined who will be the Geon Designees. The Geon Designees shall be selected from among the following persons.

  The following table sets forth the name, business address, principal occupation or employment and material positions and occupations within the past five years of the persons who may be the Geon Designees. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal address at the offices of Geon or the Purchaser, One Geon Center, Avon Lake, Ohio 44012. None of the persons listed below owns any Common Stock; or rights to acquire any Common Stock; is a director of or holds any position with the Company; or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities Exchange Commission. Present directors of Geon are indicated by an asterisk.

                                      Principal Occupation or Employment;
            Name                          5 - Year Employment History
            ----                      -----------------------------------
William F. Patient*....  Mr. Patient (age 64) is Chairman of the Board of Directors and
                          Chief Executive Officer of Geon, and has served in this
                          capacity since Geon's initial public offering in April 1993.
                          Mr. Patient served as Chief Executive Officer of Geon from
                          April 1993 to May 1999, as President of Geon from April 1993 to February 1998 and as Senior Vice President of The B.F.
                          Goodrich Company and as President of its Geon Vinyl Division
                          from May 1989 to April 1993. Prior to joining The B.F.
                          Goodrich Company, Mr. Patient held various positions with
                          Borg-Warner Chemicals from 1962 to 1989. He serves on the
                          Boards of Directors of National City Bank and Navistar
                          International Corporation.
Thomas A. Waltermire*..  Mr. Waltermire (age 49) is President, since February 1998, and
                          Chief Executive Officer, since May 1999, of Geon. From May
                          1997 to February 1998, Mr. Waltermire served as Executive
                          Vice President and Chief Operating Officer and from October
                          1993 until May 1997 as Chief Financial Officer of Geon. Mr.
                          Waltermire joined Geon as Senior Vice President and Treasurer in March 1993 just prior to Geon's initial public offering in
                          April 1993. Prior to joining Geon, Mr. Waltermire held
                          various positions with The B.F. Goodrich Company.
Donald P. Knechtges....  Mr. Knechtges (age 57) is Senior Vice President, Business and
                          Technology Development of Geon, and has served in this
                          capacity since August 1995. Mr. Knechtges joined The B.F.
                          Goodrich Company as an engineer in June 1965 and became
                          Senior Vice President, Commercial in December 1991.
V. Lance Mitchell......  Mr. Mitchell (age 39) is Vice President and General Manager,
                          Compounds of Geon, and has served in this capacity since May
                          1997. Mr. Mitchell joined The B.F. Goodrich Company as a
                          Product Manager in 1989. Since then he has served as a Market
                          Development Manager, Regional Sales Manager, Extrusion
                          Business Director and Compound Business Director.

                                     Principal Occupation or Employment;
            Name                         5 - Year Employment History
            ----                     -----------------------------------
Clarence J. Nosal.....  Mr. Nosal (age 61) is Vice President and General Manager,
                         Resin and Intermediates of Geon, and has served in this
                         capacity since Geon's initial public offering in April 1993.
                         Mr. Nosal joined The B.F. Goodrich Company in 1967 as a
                         Project Manager. In 1987 he was named Vice President of
                         Operations for the Geon Vinyl Division of The B.F. Goodrich
                         Company.

Gregory L. Rutman.....  Mr. Rutman (age 56) is Vice President, General Counsel,
                         Secretary and Assistant Treasurer of Geon, and has served in this capacity since Geon's initial public offering in April
                         1993. Mr. Rutman joined The B.F. Goodrich Company in October
                         1974. From 1985 until Geon's initial public offering in April
                         1993, he functioned as Staff Vice President of The B.F.
                         Goodrich Company and Counsel to its Geon Vinyl Division.

W. David Wilson.......  Mr. Wilson (age 45) is Vice President and Chief Financial
                         Officer of Geon and has served in this capacity since May
                         1997. Mr. Wilson joined The B.F. Goodrich Company in 1978 and served in a variety of financial management positions within its Chemical Group. He was named Controller of the Geon Vinyl
                         Division in 1985 and later became Director of Marketing. He served as General Manager for Auseon Limited, Geon's wholly-
                         owned Australian subsidiary, and Director of Business
                         Management for Geon's Resin Division before being named Vice
                         President and Chief Financial Officer in May 1997. Mr. Wilson
                         received an A.B. in history from DePauw University in 1975, and a Masters Degree in International Management from The
                         American Graduate School of International Management
                         (Thunderbird) in 1977.

James K. Baker*.......  Mr. Baker (age 67) served as Vice Chairman of Arvin
                         Industries, Inc., an auto parts supplier to the original
                         equipment and replacement markets, until his retirement in
                         April 1998. Mr. Baker served as Chief Executive Officer of
                         Arvin Industries, Inc. from 1981 to 1993 and as Chairman from
                         1986 to February 1996. Mr. Baker serves on the Boards of
                         Directors of Cinergy Corp., Tokheim Corp., Amcast Industrial
                         Corp. and Veridian Corp., and served as Chairman of the
                         United States Chamber of Commerce.

Gale Duff-Bloom*......  Ms. Bloom (age 59) is President of Marketing and Company
                         Communications of J.C. Penney Company, Inc., a major
                         retailer. Ms. Bloom has served in her current position since
                         February 1996. Ms. Bloom joined J.C. Penney in 1969 and was elected Vice President and Director of Investor Relations in
                         1988. In 1990, Ms. Bloom was appointed to the positions of
                         Senior Vice President and Associate Director of
                         Merchandising. In 1993, she was appointed Executive Vice
                         President and Director of Administration and, in 1995, Senior
                         Executive Vice President and Director of Personnel and
                         Company Communications. Ms. Bloom serves on the Boards of
                         Directors of Chase Bank of Texas and several professional and civic organizations. She is the most recent past Chair of The
                         National Council of the Better Business Bureau.
J. Douglas Campbell*..  Mr. Campbell (age 57) served as President and Chief Executive
                         Officer and a Director of Arcadian Corporation, a nitrogen chemicals and fertilizer manufacturer, until his retirement in 1997. Mr. Campbell joined Arcadian Corporation as
                         President and Chief Executive Officer in December 1992. Prior
                         to joining Arcadian Corporation, he held various positions with Standard Oil (Ohio) and British Petroleum since 1966, most recently as Deputy Chief Executive Officer of BP
                         Chemicals.

                                       Principal Occupation or Employment;
            Name                           5 - Year Employment History
            ----                       -----------------------------------
D. Larry Moore*...........Mr. Moore (age 62) served as President and Chief Operating
                           Officer of Honeywell, Inc., a multinational manufacturer of controls for use in homes, buildings, industry, and space and aviation, until his retirement in 1997. In 1987, Mr. Moore became Vice President of Honeywell's Commercial Flight
                           Systems Group, and in 1989 he became President of Honeywell's
                           Space and Aviation business. In 1990, he became Executive
                           Vice President and Chief Operating Officer of Honeywell's
                           Industrial and Space and Aviation businesses. In April 1993, he was elected President and Chief Operating Officer. Mr.
                           Moore serves on the Boards of Directors of Reynolds Metals
                           Company, Cordant Technologies Inc. and Howmet Corporation.
R. Geoffrey P. Styles*....Mr. Styles (age 68) served as Vice Chairman of the Royal Bank of Canada until his retirement in December 1987. He is
                           currently Chairman and a Director of Grosvenor International
                           Holdings Ltd. Mr. Styles is also a Director of several
                           Canadian corporations, including The Royal Trust Company,
                           Echo Bay Mines Ltd. and Onex Corporation.
Farah M. Walters*.........Ms. Walters (age 54) is President and Chief Executive Officer
                           of University Hospitals and has served in this capacity since
                           1992. Ms. Walters joined University Hospitals in 1986. She held positions of increasing responsibility until her
                           appointment as Chief Executive Officer in 1992. In 1993, she was appointed to Hillary Rodham Clinton's National Health
                           Care Reform Task Force. Ms. Walters is a Director of LTV
                           Corporation, Kerr-McGee Corporation, University HealthSystem
                           Consortium in Chicago, Illinois, Cleveland Tomorrow, the
                           Greater Cleveland Hospital Association and University Circle,
                           Inc., and is also on the visiting committee of Case Western
                           Reserve University's Weatherhead School of Management.
John L. Rastetter.........Mr. Rastetter (age 52) is Vice President, Chief Financial
                           Officer and a Director of the Purchaser. Mr. Rastetter is
                           Director, Planning and Business Development of Geon, and has
                           served in this capacity since June 1997. Mr. Rastetter joined
                           The B.F. Goodrich Company in September 1970, and held a
                           variety of financial management positions with its Tire
                           Division before joining the Geon Vinyl Division in 1989.
                           Prior to his present position with Geon, Mr. Rastetter served as Operations Controller, BFG Intermediates of Geon.

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